Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form F-4, dated August 28, 2003 of ABN AMRO Bank N.V. with regard to the offer to exchange of USD 500 million Subordinated Notes due 2018 and to the incorporation by reference therein of our report dated March 14, 2003, except with respect to paragraph (p) to note 45, as which our report is dated August 27, 2003, with respect to the consolidated financial statements and schedules of ABN AMRO Holding N.V., The Netherlands, included in its Annual Report (on Form 20-F) for the year ended December 31, 2002, and dated March 28, 2003 and amended by an Amendment to the Annual Report on Form 20-F/A and dated August 28, 2003, filed with the Securities and Exchange Commission.

Amsterdam, The Netherlands
August 28, 2003

 /s/ Ernst & Young
Ernst & Young Accountants